23000806

OMMISSION
49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response:	12.00

SEC Mail Processing
MAR 01 2023
Washington, DC

SEC FILE NUMBER
8-42561

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2022 AND ENDING 12/31/2022

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Main Street
(No. and Street)

Minot	ND	58703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon Radke — 701-712-8827 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon Radke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Funds Distributor, LLC, as of December 31, 2022, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

CARLA BROWN
Notary Public
State of North Dakota
My Commission Expires March 25, 2026

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption Report.

***For conditions of confidential treatment of certain ports of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Integrity Funds Distributor, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Integrity Funds Distributor, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to Possession or Control Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2014.
Abington, Pennsylvania
February 27, 2023

INTEGRITY FUNDS DISTRIBUTOR, LLC

(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

ASSETS		
Cash and cash equivalents	$	543,859
Due from Funds		168,569
Accounts receivable		424
Deferred sales commissions		220,105
Prepaid assets		38,483
TOTAL ASSETS	$	971,440

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Commissions and fees payable	$	213,165
Due to Corridor Investors, LLC		709
Accrued expenses		57,526
TOTAL LIABILITIES	$	271,400
MEMBERS' EQUITY	$	700,040
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	971,440

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

INCOME		
Fee Income	$	2,071,049
Commission and underwriting income		171,084
Total income		2,242,133
EXPENSES		
Commission and fee expense		1,659,374
Compensation and benefits		1,593,000
Professional fees		234,743
Equipment rental and management fee		170,438
Meals, lodging, and entertainment		145,926
Dues and subscriptions		59,182
Revenue sharing		42,595
Advertising and promotion		24,073
License, fees, and registrations		23,526
Printing and postage		21,035
Telephone		10,269
Other expenses		9,733
Rent		9,600
Office supplies		3,983
Computer supplies and programs		3,879
Insurance		1,972
Total expenses		4,013,328
NET LOSS	$	(1,771,195)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

		Members' Equity
BALANCE, JANUARY 1, 2022	$	971,235
Additions		1,500,000
Net loss		(1,771,195)
BALANCE, DECEMBER 31, 2022	$	700,040

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INTEGRITY FUNDS DISTRIBUTOR, LLC

(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,771,195)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		170,555
Effects on operating cash flows due to changes in:		
Due from Funds		4,213
Accounts receivable		953
Prepaid assets		(840)
Commissions and fees payable		24,121
Accounts payable and accrued expenses		5,372
Due to Corridor Investors, LLC		709
Net cash used in operating activities	$	(1,566,112)
CASH FLOWS FROM FINANCING ACTIVITIES		
Additions by member	$	1,500,000
Net cash by financing activities	$	1,500,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(66,112)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$	609,971
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	543,859
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income Tax	$	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Integrity Funds Distributor, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations – The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, LLC and Viking Fund Management, LLC are also wholly-owned subsidiaries of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds".

Cash and Cash Equivalents - Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable – The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Deferred Sales Commissions – Sales commissions paid to financial advisers and broker-dealers on shares sold without a front-end sales charge to investors are generally capitalized and amortized over the periods in which they are generally recovered from related revenues.

Concentrations – Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes – No provision for income taxes is required since the members of Corridor Investors, LLC (the "Parent") report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or loss is proportionately allocated to the members of Corridor Investors, LLC based on their ownership interests. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence.

Revenue Recognition - The Company earns revenue for selling affiliated mutual funds. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long the clients hold their investment). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern - The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

NOTE 2 – **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 – **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks related to cash.

NOTE 4 – **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, LLC, Corridor Investors, LLC and the Funds are summarized below:

Commission and other fee income from the Funds	$	2,242,133
Commission fees paid to the Funds	$	273,768
Compensation and benefits paid to Corridor Investors, LLC	$	1,069,917
Management and equipment rental fees paid to Corridor Investors, LLC		152,000
Rent paid to Corridor Investors, LLC	$	9,600

There was a total receivable of $168,569 due from the Funds on December 31, 2022.

Corridor Investors, LLC purchased its facility on March 30, 2012. Integrity Funds Distributor, LLC entered into an expense sharing agreement with Corridor Investors, LLC on September 24, 2014. The terms of the agreement require that a monthly facility expense of $2,400 shall be shared equally among Viking Fund Management, LLC, Integrity Fund Services, LLC, and Integrity Funds Distributor, LLC. Corridor Investors, LLC is the owner of all equipment and furniture in use by the subsidiaries and charges a monthly equipment and furniture rental expense of $1,000 to Integrity Funds Distributor, LLC. The agreement also requires a monthly management fee to be charged to Integrity Funds Distributor, LLC of $11,667 as a result of the management and administrative compensation costs paid by Corridor Investors, LLC for management and administrative services provided to the subsidiary company.

NOTE 5 – **RULE 15c3-3**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $272,459, which was $247,459 in excess of its minimum requirement net capital of $25,000. The Company's net capital ratio was 0.996 to 1.

NOTE 6 – **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expenses was $15,539 for the year ended December 31, 2022.

NOTE 7 – **INCOME TAXES**

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax return of Corridor Investors, LLC (the "Parent") consolidated with its subsidiaries are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 – **SUBSEQUENT EVENTS**

No significant events occurred subsequent to the Company's year-end. Subsequent events have been evaluated through February 27, 2023, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, LLC

(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2022

NET CAPITAL		
Total member's equity	$	700,040
Less non-allowable assets		
Prepaid assets		(38,483)
Accounts receivable		(424)
Due from Funds		(168,569)
Deferred sales commissions		(220,105)
Net capital	$	272,459
AGGREGATE INDEBTEDNESS		
Commission and fees payable	$	213,165
Due to Corridor Investors, LLC		709
Accrued expenses and accounts payable		57,526
Total aggregate indebtedness	$	271,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	25,000
Excess net capital at Minimum net capital requirement	$	247,459
Excess net capital at 1000%	$	272,459
Ratio: Aggregate indebtedness to net capital		0.996 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	272,459
Net audit adjustments to allowable assets		-
Net capital per above	$	272,459

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$	18,093
1000%	$	27,140

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2022

Schedule III

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHAN S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Integrity Funds Distributor, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Integrity Fund Distributors, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Integrity Fund Distributors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) (the exemption provisions) and (b) Integrity Fund Distributors, LLC stated that Integrity Fund Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Integrity Fund Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integrity Fund Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville & Company

Abington, Pennsylvania
February 27, 2023

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
CLAIM OF EXCEPTION FROM RULE 15c3-3
DECEMBER 31, 2022

Management has concluded that the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Management has also concluded that the Company, to the best of its knowledge and belief, has met the identified exemption provisions throughout the most recent fiscal year without exception.

Shannon Radke – President/CEO Date

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

Member of
Integrity Funds Distributor, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of Integrity Funds Distributor, LLC (the Company) is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022, and in the related schedules and working papers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company

Abington, Pennsylvania
February 27, 2023